UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 10 February 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED

(Translation of registrant's name into English)

150 Helen Rd.

Sandown, Sandton 2196

South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Trading statement for FY 2020

Johannesburg, 10 February 2021: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) advises that headline earnings per share for the 12 months ended 31 December 2020 (FY 2020) are expected to range from US$0.81-0.85 per share, 305-325% (US$0.61-0.65 per share) higher than the headline earnings of US$0.20 per share reported for the 12 months ended 31 December 2019 (FY 2019).

Basic earnings per share for FY 2020 are expected to range from US$0.80-0.84 per share, 300-320% (US$0.60-0.64 per share) higher than the basic earnings of US$0.20 per share reported for FY 2019.

Normalised earnings per share for FY 2020 are expected to range from US$0.98-1.02 per share, 133-143% (US$0.56-0.60 per share) higher than the normalised earnings of US$0.42 per share reported for FY 2019.

The increase in basic and headline earnings is driven by slightly higher production and higher gold prices received, despite the hedges that were in place during 2020.

Strong end to 2020

For Q4 2020, attributable gold equivalent production is expected to be 593koz (Q3 2020: 557koz), with All-in costs (AIC) for the quarter expected to be US$1,113/oz (Q3 2020: US$1,070/oz). All-in sustaining costs (AISC) are expected to be US$971/oz (Q3 2020: US$964/oz).

Attributable gold equivalent production for 2020 is expected to be 2,236koz, a 2% increase YoY (FY 2019: 2,195koz), within the revised guidance range of 2,200 - 2,250koz. Original guidance of 2.275Moz – 2.315Moz was revised in May 2020 to account for the impact of Covid-19 on the operations, mainly at South Deep and Cerro Corona.

AIC for 2020 is expected to be US$1,079/oz, marginally higher than 2019 (FY 2019: US$1,064/oz) and within the revised guidance range of US$1,070/oz - US$1,090/oz. AISC for the year is expected to be US$977/oz (FY 2019: US$897/oz), again within the revised guidance range of between US$960/oz and US$980/oz.

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
email Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
email Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@
goldfields.com

Directors: C A Carolus (Chair), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani [#], P J Bacchus[†], T P Goodlace, C E Letton[^], P Mahanyele –Dabengwa, R P Menell. S P Reid[^], Y G H Suleman
[^]Australian, [†]British, [#]Ghanaian, ** Executive Director
Company Secretary: A Weststrate

The financial information on which this trading statement is based has not been reviewed, and reported on, by the Company's external auditors.

Gold Fields expects to release FY 2020 financial results on Thursday, 18 February 2021.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email: Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562-9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email: Sven.Lunsche@goldfields.com

Notes to editors

About Gold Fields

Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa and West Africa (including the Asanko JV), as well as one project in Chile. We have total attributable annual gold-equivalent production of 2.2Moz, attributable gold-equivalent Mineral Reserves of 51.3Moz and Mineral Resources of 115.7Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary shares trade on the New York Stock Exchange (NYSE).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 10 February 2021

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer